UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 10, 2011

HUTECH21 CO. LTD.

001-10559

(Commission File Number)

#201 Daerungtechnotown III

Gasan-Dong

Geumcheon-Gu, Seoul

Korea 153-772

(Address of Principal Executive Offices)

 _______________

+82 2 2107 7200

(Registrant Telephone number)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes [   ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

(1)

On October 10, 2011, Lake & Associates, CPA’s LLC (“Lake”) resigned from its position as Registrant’s principal independent auditor. Lake had been retained in that position in February 2007. On February, 2008, Registrant's Board of Directors approved to engage Samjong KPMG Inc., the Korean member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity, as independent auditor to audit Registrant's financial statements for the year ended December 31, 2011. The decision to make the change was approved by Registrant's Board of Directors. The Registrant does not have an audit committee. During the two most recent fiscal years and any subsequent interim period through the date of dismissal, there were no disagreements with the former auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former auditor, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports.

Lake's audit reports regarding Registrant's financial statements for the years ended December 31, 2010 and 2009, contained no adverse opinion or disclaimer of opinion nor were they qualified or modified as to the uncertainty, audit scope or accounting principles, except that their audit report for the years ended December 31, 2010 and 2009 contained a going concern qualification.

Pursuant to Item 304(a)(3) of Regulation S-B, these disclosures in this Form 6-K were provided to the former auditor, Lake, via email and fax transmission on October 18, 2011, and they were requested to furnish the letter set forth as Exhibit 16.1, indicating they had no disagreement with the statements made in this Form 6-K.

Neither the Registrant (or anyone on its behalf) consulted the new auditor regarding the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the small business issuer’s financial statements. Neither written or oral advice was provided that was an important factor considered by the Registrant in reaching a decision as to the accounting, auditing or financial reporting issue.

FINANCIAL STATEMENTS AND EXHIBITS

(d) Exhibits

Exhibit No.	Description
16.1	Letter from Lake & Associates, CPA’s LLC, dated October 10, 2011

(2)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 18, 2011

HUTECH21 CO. LTD.

By:	/s/ Taehoan Park
Taehoan Park
Chief Executive Officer; Chief Financial Officer

(3)

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter from Lake & Associates, CPA’s LLC, dated October 10, 2011